FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2022.

# 4Q22 & 2022 Highlights

**BBVA**

4T22 & 2022 Earnings Release

**Macroeconomic Indicators Dec-22**
YoY Inflation: 94.8%
QoQ Inflation: 17.3%
A 3500 FX Rate: AR$177.13
MPR: 75%

**NET INCOME** (AR$ billion, INFLATION ADJUSTED)

+51%
+41%
9.3
11.3
17.1
41.2
57.9
4Q21
3Q22
4Q22
2021
2022

**OPERATING INCOME** (AR$ billion, INFLATION ADJUSTED)

+9%
+73%
34.0
56.8
61.7
119.0
205.8
4Q21
3Q22
4Q22
2021
2022

**ROA** (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

+180 pbs
+100 bps
1.8%
2.4%
3.6%
2.0%
3.0%
4Q21
3Q22
4Q22
2021
2022

**ROE** (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

+760 pbs
+400 bps
11.8%
13.5%
19.4%
13.5%
17.5%
4Q21
3Q22
4Q22
2021
2022

## 4Q22 Highlights

11,332
16,243
-529
-2.340
198
- 2,537
-6.137
569
4,962
- 4,654
17,107
3Q22 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
4Q22 Net Income

1 Positive income, lead by interest income through **higher position and rate** of **public securities**, and its deployment on **loans**

**NET INTEREST INCOME**
106.1 bn **+18.1%** QoQ **+62.1%** YoY

**FINANCIAL MARGIN**
4.8 bn **-32.8%** YoY **+77.3%** QoQ

2 **Good performance on loan loss allowances,** higher due to changes in parameters in IFRS 9 models

**LOAN LOSS ALLOWANCES**
7.3 bn **+52,7%** QoQ **+749,5%** YoY

3 **In spite of high inflation, the efficiency ratio improves,** lead by higher

**OPERATING EXPENSES**
57.5 bn **+12,0%** QoQ **+18,1%** YoY

**EFFICIENCY RATIO** (%)
53% in 4Q22 **-1,8181 bps** QoQ **-1,428 bps** YoY

# 4Q22 & 2022 Highlights

BBVA
4T22 & 2022 Earnings Release

**Macroeconomic Indicators Dec-22**
YoY Inflation: 94.8%
QoQ Inflation: 17.3%
A 3500 FX Rate: AR$177.13
MPR: 75%

**EFFICIENCY***(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

69.1%
72.2%
71.3%
69.0%
63.9%
4Q21
1Q22
2Q22
3Q22
4Q22
Quarterly income
Ratio de eficiencia acumulado
Quarterly expenses

*For its definition please refer to the glossary at the end of this document.

**NET FEE INCOME** (AR$ billion, INFLATION ADJUSTED)

-5%
+1%
18.9
11.3
-7.6
17.6
12.6
-5.0
16.5
9.1
-7.4
87.1
46.1
-41.0
81.5
46.7
-34.7
4Q21
3Q22
4Q22
2021
2022
Fee Income
Fee expenses
Net Fee Income

## 2022 Highlights

41,223
98,202
640
7,495
5,402
- 3,376
- 21,529
- 384
- 65,654
- 4,078
57,941
2021 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
2022 Net Income

1 Positive income, lead by interest income by **higher position** and **higher rates** from **public and BCRA securities**

**NET INTEREST INCOME**
339.4 bn **+40.7%** YoY

**FINANCIAL MARGIN**
26.5 bn **+39.3%** YoY

2 **Loan loss allowances** affected by **changes in IFRS 9 impairment model parameters** as of 2H22

**LOAN LOSS ALLOWANCES**
19.5 bn **+21.0%** YoY

3 **In spite of a 94.8% inflation, the efficiency ratio improved considerably** thanks to income

**OPERATING EXPENSES**
208.6 bn **+11.5%** YoY

**EFFICIENCY RATIO*** (%)
64% in 4Q22
**-505 pbs** QoQ
**-512 pbs** YoY

*Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses*
*Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains*
**Accumulated efficiency ratio*

# 4Q22 & 2022 Highlights

**BBVA**
4T22 & 2022 Earnings Release

**Macroeconomic Indicators Dec-22**
YoY Inflation: 94.8%
QoQ Inflation: 17.3%
A 3500 FX Rate: AR$177.13
MPR: 75%

## Private sector loans

(AR$ billion, INFLATION ADJUSTED)

Improvement in the commercial portfolio participation, with a negative real growth in the year.

-3%
757
683
734
38%
62%
41%
59%
41%
59%
4Q21
3Q22
4Q22
Commercial
Retail

**PRIVATE LOAN MARKET SHARE***

| | | |
|---|---|---|
| 8.05% | 8.47% | 9.10% |

*Based on daily information from BCRA. Capital balance as of last day of every quarter.
Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

## NPL & Coverage

(%, consolidated, INFLATION ADJUSTED)

Financial System NPL*
3.09%
2.11%
1.87%
1.78%
1.40%
1.07%
0.41%
1.46%
1.13%
0.49%
4Q21
3Q22
4Q22
Retail NPL
Total NPL
Commercial NPL

181.90%
1.94%
236.89%
2.65%
4.09%
242.23%
4Q21
3Q22
4Q22
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

## Private sector deposits

(AR$ billion, INFLATION ADJUSTED)

Increase in cost of funding through changes in mix.

-4%
1,354
1,236
1,304
9%
25%
1%
25%
41%
12%
31%
1%
21%
35%
10%
32%
1%
19%
38%
58%
LOW COST OF FUNDING
4Q21
3Q22
4Q22
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

**PRIVATE DEPOSIT MARKET SHARE***

| | | |
|---|---|---|
| 6.95% | 6.68% | 6.64% |

*Based on daily information from BCRA. Capital balance as of last day of every quarter

**TOTAL LIQUID ASSETS/ TOTAL DEPOSITS**

| | | |
|---|---|---|
| 76% | 79% | 78% |

## Strong organic generation of capital

20.8%
26.2%
26.1%
11.5%
11.5%
11.5%
8.0%
8.0%
8.0%
4Q21
3Q22
4Q22
Minimum requirement
Additional buffer
Capital Ratio

* RPC includes 100% of quarterly results

## Exposure to the public sector slightly increasing due to lack of loan demand, under control

8.0%
13.9%
9.8%
15.6%
10.1%
16.4%
4Q21
3Q22
4Q22
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of December 2022, last available information.

# 4Q22 & 2022 Highlights

**BBVA**
4T22 & 2022 Earnings Release

**Macroeconomic Indicators Dec-22**
YoY Inflation: 94.8%
QoQ Inflation: 17.3%
A 3500 FX Rate: AR$177.13
MPR: 75%

## Transformation

### DIGITAL ACTIVE CLIENTS (MILLIONS)

+12%
2.06
2.23
2.28
4Q21
3Q22
4Q22

### MOBILE ACTIVE CLIENTS (MILLIONS)

+16%
1.77
1.98
2.05
4Q21
3Q22
4Q22

### DIGITAL CLIENT PENETRATION %

62%
62%
4Q21
4Q22

### MOBILE CLIENT PENETRATION %

53%
55%
4Q21
4Q22

### MONETARY TRANSACTIONS BY CHANNEL

23%
77%
21%
78%
20%
79%
4Q21
3Q22
4Q22
Remote*
ATM+ATS
Tellers

*Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.*
*Tellers represent less than 1%*

### RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

80.0%
83.6%
83.9%
52.9%
55.5%
56.9%
4Q21
3Q22
4Q22
Digital Sales PRV (% Sales)
Digital Sales (% Units)

***Remote** channels with **more participation** than **physical** ones*

### REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 4Q22

+10%
Web
+59%
Mobile

### NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

112.6
151.0
146.6
66%
72%
72%
4Q21
3Q22
4Q22
DIGITAL ACQUISITION
+41%
4Q22 vs. 4Q21

*Digital sales: % of sales done through digital channels and ATM over total sales.*

*PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.*

*Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.*

*Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.*

*Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.*

Banco BBVA Argentina S.A. announces Fourth Quarter and 2022 Fiscal Year results

Buenos Aires, March 6, 2023 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q22), ended on December 31, 2022.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2022.

4Q22 & 2022 Highlights

•	BBVA Argentina’s inflation adjusted net income in 4Q22 was $17.1 billion, 50.9% greater than the $11.3 billion reported on the third quarter of 2022 (3Q22), and 84.1% greater than the $9.3 billion reported on the fourth quarter of 2021 (4Q21). BBVA Argentina’s inflation adjusted net income in 2022 totaled $57.9 billion, 40.5% higher than the $41.2 billion reported in 2021.
•	In 4Q22, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 3.6% and an inflation adjusted average return on equity (ROAE) of 19.4%. In 2022, BBVA Argentina posted an inflation adjusted ROAA of 3.0% and an inflation adjusted ROAE of 17.5%.
•	Operating income in 4Q22 was $61.7 billion, 8.6% above the $56.8 billion recorded in 3Q22 and 81.2% over the $34.1 billion recorded in 4Q21. In 2022, operating income was $205.8 billion, 73.0% above the $119.0 billion recorded in 2021.
•	In terms of activity, total consolidated financing to the private sector in 4Q22 totaled $733.5 billion, increasing 7.4% in real terms compared to 3Q22, and contracting 3.1% compared to 4Q21. In the quarter, the increase was mainly driven by growth in discounted instruments, other loans, overdrafts and in credit cards by 34.6%, 8.0%, 12.1% and 2.9% respectively. BBVA’s consolidated market share of private sector loans reached 9.10% as of 4Q22.
•	Total consolidated deposits in 4Q22 totaled $1.3 trillion, increasing 5.3% in real terms during the quarter, and falling 4.8% in the year. Quarterly increase was mainly explained by sight deposits, which grew 9.3%. The Bank’s consolidated market share of private deposits reached 6.64% as of 4Q22.
•	As of 4Q22, the non-performing loan ratio (NPL) reached 1.13%, with a 242.23% coverage ratio.
•	The accumulated efficiency ratio in 4Q22 was 63.9%, below 3Q22’s 69.0%, and 4Q21’s 69.1%.
•	As of 4Q22, BBVA Argentina reached a regulatory capital ratio of 26.1%, entailing a $219.5 billion or 219.1% excess over minimum regulatory requirement. Tier I ratio was 25.6%.
•	Total liquid assets represented 77.3% of the Bank’s total deposits as of 4Q22.

1

Message from the CFO

“In spite of a less favorable global context and a local environment characterized by the difficulty of correcting current macroeconomic distortions and of meeting the established objectives in the loan agreement reached in March with the International Monetary Fund, economic activity has shown dynamism in 2022. Evidence suggests, according to BBVA Research, that GDP would have grown 5.0% in 2022. At the same time, the global context, high local inflation (94.8% accumulated as of December 2022, and foreseeably around the same levels by the end of 2023), financial volatility, uncertainty about economic policy, and the limited leeway to adopt new stimulus measures, legitimate the expectations of a contraction of GDP in 2023.

In 2022, private credit in pesos for the system grew 66%, while BBVA Argentina increased its private loan portfolio in pesos by 88%. Despite the Bank nor the system having exceeded inflation, BBVA Argentina achieved to increase its consolidated market share in the year by 62 bps, reaching 9.10%. Regarding private deposits, the system grew 93% while the Bank grew 86%, again not beating inflation. Consolidated market share of deposits for BBVA Argentina was 6.64%.

Referring to BBVA Argentina performance, a better operating income in 2022 was a product of an improvement in interest income and interests from government securities.

As of December 2022, BBVA Argentina reached an NPL ratio of 1.13%, way below the last available system NPL (December 2022) of 3.1%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 77.6% and 26.1% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, BBVA Argentina has distributed dividends by $13.2 billion (instalments 1 to 12) according to the established schedule published on June 16, 2022.

Concerning active clients, 2022 has been a year characterized by growth, with an 11% increment in total active clients. Relative to digitalization, our service offering has evolved in such way that by the end of December 2022, retail digital client penetration reached 62%, remaining stable versus a year back, while that of retail mobile clients reached 55% from 53% in the same period. In the quarter, new client acquisition through digital channels over traditional ones was 72%, while in 4Q21 it was 66%.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

4Q22 Conference Call

Tuesday, March 7 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) As of December 31, 2021, the Bank valuated its remaining participation in Prisma Medios de Pago S.A. (“Prisma”) following the guidelines set out under applicable standard by the BCRA. In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned before, results of previous periods and that of September 30, 2022, would have been modified. Nonetheless, this does not generate differences regarding the value of equity as pf December 31, 2022.

c) On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15, such provision was fully reversed as from June 30, 2021.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Income Statement – 12 month accumulated

INCOME STATEMENT - 12 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2022	2021	∆ %
Interest income	629,350	418,617	50.3%
Interest expense	(289,910)	(177,379)	(63.4%)
Net interest income	339,440	241,238	40.7%
Fee income	81,480	87,082	(6.4%)
Fee expenses	(34,737)	(40,979)	15.2%
Net fee income	46,743	46,103	1.4%
Net income from financial instruments at fair value through P&L	18,177	8,502	113.8%
Net loss from write-down of assets at amortized cost and fair value through OCI	289	(238)	221.4%
Foreign exchange and gold gains	8,077	10,791	(25.2%)
Other operating income	21,162	15,760	34.3%
Loan loss allowances	(19,480)	(16,104)	(21.0%)
Net operating income	414,408	306,052	35.4%
Personnel benefits	(67,977)	(60,993)	(11.5%)
Administrative expenses	(68,142)	(63,176)	(7.9%)
Depreciation and amortization	(10,973)	(10,873)	(0.9%)
Other operating expenses	(61,486)	(52,007)	(18.2%)
Operating expenses	(208,578)	(187,049)	(11.5%)
Operating income	205,830	119,003	73.0%
Income from associates and joint ventures	(466)	(82)	(468.3%)
Income from net monetary position	(143,507)	(77,853)	(84.3%)
Income before income tax	61,857	41,068	50.6%
Income tax	(3,923)	155	n.m
Income for the period	57,934	41,223	40.5%
Owners of the parent	58,815	41,264	42.5%
Non-controlling interests	(881)	(41)	n.m

Other comprehensive Income (OCI) (1)	(8,856)	1,127	n.m
Total comprehensive income	49,078	42,350	15.9%
(1) Net of Income Tax.

BBVA Argentina 2022 net income was $57.9 billion, 40.5% higher than the $41.2 billion reported in 2021. This implied an accumulated annualized ROAE of 17.5% and a ROAA of 3.0% in 2022, compared to an accumulated annualized ROAE of 13.5% and a ROAA of 2.0% in 2021.

The increment in the Bank’s operating income is mainly explained by (i) an increase in interest income, mostly due to an increase in the position and yield of Central Bank instruments, and (ii) better net income from financial instruments at fair value through P&L, explained both by an increase in the position of BCRA liquidity bills (LELIQ) and inflation-linked (CER) National Treasury bonds, and by the sale the remaining participation of the Bank in Prisma during the first quarter of 2022. As of March 18, 2022, the transfer of the whole remaining stock participation of the Bank in Prisma Medios de Pago S.A. was completed for a price of USD 40 million.

4

These effects were negatively offset by greater expenses related to personnel benefits lead by collective agreements with the unions, and other operating expenses, the latter affected by the increase in turnover tax derived from a greater income from LELIQ interests.

Another factor to consider is the income tax line, which had a negative result in 2022 of only $3.9 billion, explained by the implications of fiscal inflation adjustments in the determination of payable taxes and tax deferrals, mainly recorded during the second quarter of 2022 (2Q22). On the other hand, in 2021, the same line shows a positive accumulated result of $155 million, explained by the reversal of provisions connected to the repayment of income tax inflation adjustments for 2016, 2017 and 2018 fiscal years respectively, impacted on the first and second quarter of 2021 (1Q21 & 2Q21).

Additionally, net income is affected by income from net monetary position in a context of higher inflation.

Lastly, Other Comprehensive Income (OCI) was negatively impacted by the valuation of the CER-linked National Treasury bond position, especially on the second quarter of 2022.

5

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Net Interest Income	106,072	89,829	65,417	18.1%	62.1%
Net Fee Income	10,167	10,696	11,351	(4.9%)	(10.4%)
Net income from measurement of financial instruments at fair value through P&L	4,998	4,401	(439)	13.6%	n.m
Net income from write-down of assets at amortized cost and at fair value through OCI	(584)	119	(34)	n.m	n.m
Foreign exchange and gold gains	368	2,609	3,174	(85.9%)	(88.4%)
Other operating income	5,476	5,278	4,086	3.8%	34.0%
Loan loss allowances	(7,348)	(4,811)	(865)	(52.7%)	n.m
Net operating income	119,149	108,121	82,690	10.2%	44.1%
Personnel benefits	(18,328)	(16,256)	(15,027)	(12.7%)	(22.0%)
Adminsitrative expenses	(17,405)	(17,228)	(16,612)	(1.0%)	(4.8%)
Depreciation and amortization	(3,350)	(2,416)	(2,736)	(38.7%)	(22.4%)
Other operating expenses	(18,378)	(15,424)	(14,270)	(19.2%)	(28.8%)
Operarting expenses	(57,461)	(51,324)	(48,645)	(12.0%)	(18.1%)
Operating income	61,688	56,797	34,045	8.6%	81.2%
Income from associates	119	(450)	(224)	126.4%	153.1%
Income from net monetary position	(36,539)	(41,501)	(19,922)	12.0%	(83.4%)
Net income before income tax	25,268	14,846	13,899	70.2%	81.8%
Income tax	(8,168)	(3,514)	(4,611)	(132.4%)	(77.1%)
Net income for the period	17,100	11,332	9,288	50.9%	84.1%
Owners of the parent	17,337	11,540	9,239	50.2%	87.7%
Non-controlling interests	(237)	(208)	49	(13.9%)	n.m

Other comprehensive Income (OCI) (1)	(5,402)	8,129	2,024	(166.5%)	(366.9%)
Total comprehensive income	11,698	19,461	11,312	(39.9%)	3.4%

(1) Net of Income Tax.

BBVA Argentina 4Q22 net income was $17.1 billion, increasing 50.9% or $5.8 billion quarter-over-quarter (QoQ) and 84.1% or $7.8 billion year-over-year (YoY). This implied a quarterly ROAE of 19.4% and a quarterly ROAA of 3.6%.

Quarterly operating results are mainly explained by greater interest income driven by a higher monetary policy rate compared to the previous quarter, which allowed net operating income to increase more than operating expenses.

This effect was partially offset by an increase in (i) other operating income, (ii) loan loss allowances and (iii) a fall in foreign exchange and gold gains.

It is worth mentioning that on 4Q22, income from net monetary position decreased 12.0% given a lower quarterly inflation which changed from 22.01 in 3Q22 to 17.3%1 in the fourth quarter of the year.

Lastly, the OCI line was negatively impacted by the valuation of CER-linked National Treasury bonds given a lower inflation versus 3Q22.

1 Source: Instituto Nacional de Estadística y Censos (INDEC).

6

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	17,337	11,540	9,239	50.2%	87.7%
Total shares outstanding (1)	613	613	613	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	455.2	315.9	224.3	44.1%	102.9%
Closing price of ADS at NYSE (in USD)	3.9	3.0	3.2	30.0%	23.8%
Book value per share (in AR$)	597.16	578.06	516.98	3.3%	15.5%
Price-to-book ratio (BYMA price) (%)	0.76	0.55	0.43	39.5%	75.7%
Earnings per share (in AR$)	28.30	18.83	15.08	50.2%	87.7%
Earnings per ADS(2) (in AR$)	84.89	56.50	45.24	50.2%	87.7%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

7

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Net Interest Income	106,072	89,829	65,417	18.1%	62.1%
Interest Income	201,717	169,270	108,898	19.2%	85.2%
From government securities	85,651	70,363	25,817	21.7%	231.8%
From private securities	165	161	117	2.5%	41.0%
Interest from loans and other financing	71,169	59,645	45,208	19.3%	57.4%
Financial Sector	499	679	834	(26.5%)	(40.2%)
Overdrafts	10,173	8,668	4,223	17.4%	140.9%
Discounted Instruments	14,122	10,061	7,960	40.4%	77.4%
Mortgage loans	688	1,015	778	(32.2%)	(11.6%)
Pledge loans	2,797	2,702	2,719	3.5%	2.9%
Consumer Loans	8,956	8,061	7,296	11.1%	22.8%
Credit Cards	19,913	15,578	12,679	27.8%	57.1%
Financial leases	649	520	459	24.8%	41.4%
Loans for the prefinancing and financing of exports	141	176	362	(19.9%)	(61.0%)
Other loans	13,231	12,185	7,898	8.6%	67.5%
Premiums on reverse REPO transactions	10,900	6,840	21,029	59.4%	(48.2%)
CER/UVA clause adjustment	33,706	32,127	14,995	4.9%	124.8%
Other interest income	126	134	1,732	(6.0%)	(92.7%)
Interest expenses	95,645	79,441	43,481	20.4%	120.0%
Deposits	86,547	67,502	39,306	28.2%	120.2%
Checking accounts	9,666	10,730	5,741	(9.9%)	68.4%
Savings accounts	495	434	248	14.1%	99.6%
Time deposits and Investment accounts	76,386	56,338	33,317	35.6%	129.3%
Other liabilities from financial transactions	179	155	262	15.5%	(31.7%)
Interfinancial loans received	2,438	2,632	1,748	(7.4%)	39.5%
Premiums on REPO transactions	4	20	-	(80.0%)	N/A
CER/UVA clause adjustment	6,474	9,131	2,165	(29.1%)	199.0%
Other interest expense	3	1	-	200.0%	N/A

Net interest income for 4Q22 was $106.1 billion, increasing 18.1% or $16.2 billion QoQ, and 62.1% or $40.7 billion YoY. In 4Q22, interest income, in monetary terms, increased more than interest expense, mainly due to (i) greater income from government securities, (ii) an increase in income from interests from loans, in particular credit cards and discounted instruments, and (iii) increases in income from REPOs. The items mentioned take place in a context of increasing interest rates, derived from an increase in the monetary policy rate by the BCRA, as well as an increase in the inflation rate.

In 4Q22, interest income totaled $201.7 billion, increasing 19.2% compared to 3Q22 and 85.2% compared to 4Q21. Quarterly increase is mainly driven by (i) higher income from government securities, both from an increase in the nominal rate and the volume in the position of LELIQ; (ii) an increase in interests from loans, mainly credit cards and discounted instruments, especially due to the increment in interest rates and higher activity, and (iii) an increase in REPO premiums.

Income from government securities increased 21.7% compared to 3Q22, and 231.8% compared to 4Q21. This is partially due to the higher position in LELIQ, added to a higher monetary policy rate compared to the prior quarter. 94% of these results are explained by government securities at fair value through OCI (of which 74% are BCRA securities) and 4% are securities at amortized cost (2027 National Treasury Bonds at fixed rate and National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, used for reserve requirement integration).

8

Interest income from loans and other financing totaled $71.2 billion, increasing 19.3% QoQ and 57.4% YoY. Quarterly growth is mainly due to an increase in credit cards by 27.8% and in discounted instruments by 40.4%, the former affected by a seasonal factor.

Income from CER/UVA adjustments increased 4.9% QoQ and 124.8% YoY. Quarterly growth was driven by a higher yield of CER-linked securities. 76% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $95.6 billion, denoting a 20.4% increase QoQ and a 120.0% increase YoY. Quarterly increase is described by higher time deposit expenses, although slightly offset by a fall in CER/UVA adjustment expenses (connected to CER-linked time deposits).

Interests from time deposits (including investment accounts) explain 79.9% of interest expenses, versus 70.9% the previous quarter. These increased 35.6% QoQ and 129.3% YoY.

NIM

As of 4Q22, net interest margin (NIM) was 30.3%, above the 26.1% reported in 3Q22. In 4Q22, NIM in pesos was 31.5% and 1.9% in U.S. dollars. In 2022, NIM was 24.5% compared to 2021’s 18.2%.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q22			3Q22			4Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,389,120	201,786	57.6%	1,362,838	169,200	49.3%	1,352,606	108,898	31.9%
Debt securities	684,794	122,242	70.8%	656,767	100,586	60.8%	614,035	56,273	36.4%
Loans to customers/financial institutions	672,316	79,542	46.9%	679,645	68,612	40.1%	715,424	52,477	29.1%
Loans to the BCRA	1	1	396.7%	2	1	198.4%	2	-	0.0%
Other assets	32,009	1	0.0%	26,423	1	0.0%	23,145	148	2.5%
Total non interest-earning assets	447,102	(69)	-0.1%	465,815	69	0.1%	546,091	-	0.0%
Total Assets	1,836,222	201,717	43.6%	1,828,653	169,270	36.7%	1,898,697	108,898	22.8%
Total interest-bearing liabilities	932,524	95,645	40.7%	933,227	79,441	33.8%	953,448	43,481	18.1%
Sight deposits	336,319	495	0.6%	340,705	433	0.5%	492,842	5,988	4.8%
Time deposits and investment accounts	500,423	82,860	65.7%	473,479	65,472	54.9%	439,512	36,840	33.3%
Debt securities issued	125	91	288.8%	224	104	184.9%	604	97	64.0%
Other liabilities	95,657	12,199	50.6%	118,818	13,432	44.9%	20,490	555	10.7%
Total non-interest-bearing liabilities	903,698	-	0.0%	895,426	-	0.0%	945,249	-	0.0%
Total liabilities and equity	1,836,222	95,645	20.7%	1,828,653	79,441	17.2%	1,898,697	43,481	9.1%

NIM - Total			30.3%			26.1%			19.2%
Spread - Total			16.9%			15.5%			13.8%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

9

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q22			3Q22			4Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,332,782	201,490	60.0%	1,303,347	168,878	51.4%	1,284,304	108,438	33.5%
Debt securities	673,839	122,215	72.0%	648,014	100,562	61.6%	612,944	56,273	36.4%
Loans to customers/financial institutions	634,428	79,274	49.6%	636,001	68,315	42.6%	660,709	52,021	31.2%
Loans to the BCRA	1	1	396.7%	1	1	396.7%	2	-	0.0%
Other assets	24,514	-	0.0%	19,331	-	0.0%	10,649	144	5.4%
Total non interest-earning assets	220,011	-	0.0%	245,420	-	0.0%	251,971	-	0.0%
Total Assets	1,552,793	201,490	51.5%	1,548,767	168,878	43.3%	1,536,275	108,438	28.0%
Total interest-bearing liabilities	747,425	95,613	50.8%	752,654	79,418	41.9%	705,681	43,370	24.4%
Savings accounts	176,570	492	1.1%	185,099	430	0.9%	283,258	5,984	8.4%
Time deposits and Investment accounts	476,215	82,848	69.0%	449,332	65,460	57.8%	406,553	36,827	35.9%
Debt securities issued	125	91	288.8%	224	104	184.9%	604	97	64.0%
Other liabilities	94,515	12,182	51.1%	117,998	13,423	45.1%	15,266	462	12.0%
Total non-interest-bearing liabilities	811,867	-	0.0%	801,363	-	0.0%	834,548	-	0.0%
Total liabilities and equity	1,559,292	95,613	24.3%	1,554,017	79,418	20.3%	1,540,229	43,370	11.2%

NIM - AR$			31.5%			27.2%			20.1%
Spread - AR$			9.2%			9.5%			9.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q22			3Q22			4Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	56,338	296	2.1%	59,491	323	2.2%	68,302	460	2.7%
Debt securities	10,955	27	1.0%	8,754	25	1.1%	1,091	-	0.0%
Loans to customers/financial institutions	37,888	268	2.8%	43,645	297	2.7%	54,715	456	3.3%
Loans to the BCRA	-	-	-	1	-	0.0%	-	-	-
Other assets	7,495	1	0.1%	7,092	1	0.1%	12,496	4	0.1%
Total non interest-earning assets	227,091	(69)	0.0%	220,395	69	0.1%	294,120	-	0.0%
Total Assets	283,429	227	0.3%	279,886	392	0.6%	362,422	460	0.5%
Total interest-bearing liabilities	185,099	32	0.1%	180,573	23	0.1%	247,767	111	0.2%
Savings accounts	159,749	3	0.0%	155,606	2	0.0%	209,584	4	0.0%
Time deposits and Investment accounts	24,208	12	0.2%	24,147	12	0.2%	32,959	14	0.2%
Other liabilities	1,142	17	5.9%	820	9	4.5%	5,224	94	7.1%
Total non-interest-bearing liabilities	91,831	-	0.0%	94,063	-	0.0%	110,701	-	0.0%
Total liabilities and equity	276,930	32	0.0%	274,636	23	0.0%	358,468	111	0.1%

NIM - Foreign currency			1.9%			2.0%			2.0%
Spread - Foreign currency			2.0%			2.1%			2.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

10

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2022			2021
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,388,129	629,350	45.3%	1,325,475	418,617	31.6%
Debt securities	684,587	371,105	54.2%	580,215	213,081	36.7%
Loans to customers/financial institutions	679,390	258,233	38.0%	724,112	205,259	28.3%
Loans to the BCRA	2	9	450.0%	-	-	#DIV/0!
Other assets	24,150	3	0.0%	21,149	277	1.3%
Total non interest-earning assets	493,304	-	0.0%	579,846	-	0.0%
Total Assets	1,881,433	629,350	33.5%	1,905,322	418,617	22.0%
Total interest-bearing liabilities	969,965	289,910	29.9%	994,803	177,379	17.8%
Sight deposits	363,099	1,605	0.4%	526,294	27,902	5.3%
Time deposits and investment accounts	476,253	239,236	50.2%	445,237	149,512	33.6%
Debt securities issued	313	422	134.8%	1,843	822	44.6%
Other liabilities	130,300	48,647	37.3%	21,429	(857)	-4.0%
Total non-interest-bearing liabilities	911,468	-	0.0%	910,517	-	0.0%
Total liabilities and equity	1,881,433	289,910	15.4%	1,905,320	177,379	9.3%

NIM - Total			24.5%			18.2%
Spread - Total			15.4%			13.8%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Net Fee Income	10,167	10,696	11,351	(4.9%)	(10.4%)
Fee Income	19,777	19,370	22,537	2.1%	(12.2%)
Linked to liabilities	8,406	8,387	8,433	0.2%	(0.3%)
From credit cards (1)	7,686	7,377	10,428	4.2%	(26.3%)
Linked to loans	1,771	1,583	1,518	11.9%	16.7%
From insurance	853	852	916	0.1%	(6.9%)
From foreign trade and foreign currency transactions	813	944	936	(13.9%)	(13.1%)
Other fee income	248	227	306	9.3%	(19.0%)
Fee expenses	9,610	8,674	11,186	10.8%	(14.1%)
(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 4Q22 totaled $10.2 billion, decreasing 4.9% or $529 million QoQ and 10.4% or $1.2 billion YoY.

In 4Q22, fee income totaled $19.8 billion, increasing 2.1% QoQ and falling 12.2% YoY. The quarterly increase is mainly explained by fees from credit cards growing 4.2%, mostly due to more activity and consumption, and fees linked to loans. This is offset by a decrease in fees from foreign trade and foreign currency transactions.

Regarding fee expenses, these totaled $9.6 billion, increasing 10.8% QoQ and falling 14.1% YoY. Higher expenses in the quarter are partially explained by expenditures linked to credit and debit cards, due to higher client acquisition costs, processing fees and higher expenditures in seasonal commercial promotions.

11

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Net Income from financial instruments at FV through P&L	4,998	4,401	(439)	13.6%	n.m
Income from government securities	4,907	3,001	920	63.5%	433.4%
Income from private securities	567	484	(25)	17.1%	n.m
Interest rate swaps	(16)	118	7	(113.6%)	(328.6%)
Gains from foreign currency forward transactions	(436)	809	961	(153.9%)	(145.4%)
Income from put option long position - Prisma Medios de Pago	(24)	(11)	(2,302)	(118.2%)	99.0%

In 4Q22, net income from financial instruments at fair value (FV) through P&L was $5.0 billion, increasing 13.6% or $597 million QoQ and 1,238.5% or $5.4 billion YoY.

Quarterly results are mainly explained by an increase in the income from government securities line item, especially due to the greater position and interest rate generated by the LELIQ portfolio, and a greater income from the National Treasury bills portfolio.

These results were offset by a decrease in the line gains from foreign currency forward transactions.

In the year, a contrast is seen explained by the write-off from the balance sheet of the Prisma put option. As of October 1, 2021, the Bank, together with the rest of Prisma’s Class B shareholders, have notified the decision to exercise the put option and initiate the sale procedure of the 49% remaining of its position in Prisma. This generated a loss of $2.3 billion (at current values) in the Income from put option long position – Prisma Medios de Pago line item.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	368	2,609	3,174	(85.9%)	(88.4%)
From foreign exchange position	(1,987)	(862)	(289)	(130.5%)	n.m
Income from purchase-sale of foreign currency	2,355	3,471	3,463	(32.2%)	(32.0%)
Net income from financial instruments at FV through P&L (2)	(436)	809	961	(153.9%)	(145.4%)
Income from foreign currency forward transactions	(436)	809	961	(153.9%)	(145.4%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	(68)	3,418	4,135	(102.0%)	(101.6%)

In 4Q22, the total differences in quoted prices of gold and foreign currency showed profit for $368 million, falling 85.9% or $2.234 million compared to 3Q22.

The quarterly fall in foreign exchange and gold gains is mainly explained by the decrease contained in the From foreign exchange position line.

12

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Operating Income	5,476	5,278	4,086	3.8%	34.0%
Rental of safe deposit boxes (1)	667	660	756	1.1%	(11.8%)
Adjustments and interest on miscellaneous receivables (1)	1,975	1,817	1,177	8.7%	67.8%
Punitive interest (1)	152	126	99	20.6%	53.5%
Loans recovered	1,293	681	763	89.9%	69.5%
Non-current assets held for sale	-	456	-	(100.0%)	N/A
Fee income from credit and debit cards (1)	235	452	335	(48.0%)	(29.9%)
Fee expenses recovery	208	192	164	8.3%	26.8%
Rents	197	140	-	40.7%	N/A
Sindicated transaction fees	51	47	80	8.5%	(36.3%)
Other Operating Income(2)	698	707	712	(1.3%)	(2.0%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q22 other operating income totaled $5.5 billion, increasing 3.8% or $198 million QoQ, and 34.0% or $1.4 billion YoY. Quarterly increase is partially explained by an 89.9% increase in the Loans recovered line item, followed by an 8.7% increase in the Adjustments and interest on miscellaneous receivables line.

This was partially offset by contrast by the decrease in the Income from non-current assets held for sale line item, as a result from the sale procedures of the Fundación BBVA estate on July 13, 2022, which was registered as “non-current assets held for sale” as of June 30, 2022.

13

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	35,733	33,484	31,639	6.7%	12.9%
Personnel Benefits (1)	18,328	16,256	15,027	12.7%	22.0%
Administrative expenses (1)	17,405	17,228	16,612	1.0%	4.8%
Travel expenses	371	103	50	260.2%	n.m
Outsourced administrative expenses	1,960	1,818	2,045	7.8%	(4.2%)
Security services	434	437	596	(0.7%)	(27.2%)
Fees to Bank Directors and Supervisory Committee	40	13	51	207.7%	(21.6%)
Other fees	652	461	695	41.4%	(6.2%)
Insurance	148	161	177	(8.1%)	(16.4%)
Rent	2,261	2,488	1,338	(9.1%)	69.0%
Stationery and supplies	19	24	42	(20.8%)	(54.8%)
Electricity and communications	619	596	647	3.9%	(4.3%)
Advertising	977	815	772	19.9%	26.6%
Taxes	3,871	3,619	3,554	7.0%	8.9%
Maintenance costs	1,729	1,641	1,910	5.4%	(9.5%)
Armored transportation services	1,616	1,714	1,990	(5.7%)	(18.8%)
Software	1,371	1,889	1,328	(27.4%)	3.2%
Document distribution	460	497	484	(7.4%)	(5.0%)
Commercial reports	326	329	166	(0.9%)	96.4%
Other administrative expenses	551	623	767	(11.6%)	(28.2%)

Headcount*
BBVA (Bank)	5,795	5,787	5,765	8	30
Subsidiaries (2)	93	93	98	-	(5)
Total employees*	5,888	5,880	5,863	8	25
In branches	1,877	1,927	2,000	(50)	(123)
At Main office	4,011	3,953	3,863	58	148

Total branches**	243	243	243	-	-

Efficiency Ratio
Efficiency ratio	53.0%	64.8%	67.3%	(1,181)bps	(1,428)bps
Accumulated Efficiency Ratio	63.9%	69.0%	69.1%	(505)bps	(512)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Included in Main Office.
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices. As of 3Q22, 47% owned and 53% rented.

During 4Q22, personnel benefits and administrative expenses totaled $35.7 billion, increasing 6.7% or $2.2 billion compared to 3Q22, and 12.9% or $4.1 billion compared to 4Q21.

Personnel benefits increased 12.7% QoQ, and 22.0% YoY. The quarterly increase is partially explained by the effect of collective agreement on wages with the unions on 4Q22 (a 65.1% accumulated increase as of September, ending in a 94.1% in December), an increment in personnel compensations and bonuses, and an increase in employee training expenditures.

14

As of 4Q22, administrative expenses increased 1.0% QoQ, and 4.8% YoY. The quarterly increase is partially explained by (i) an increase in taxes, (ii) greater expenses in advertising costs, and (iii) increase in outsourced administrative expenses.

The negative effect of the aforementioned items was offset by a decrease in the rent and software line items.

The quarterly efficiency ratio as of 4Q22 was 53.0%, improving compared to the 64.8% reported in 3Q22, and versus the 67.3% reported in 4Q21. The quarterly improvement is explained by a lower increase in the numerator (expenses) than the denominator (income considering monetary position results), especially due to a significant improvement in interest income and lower quarterly results from the net monetary position.

The accumulated efficiency ratio as of 4Q22 was 63.9%, improving compared to the 69.0% reported in 3Q22, and versus the 69.1% reported in 4Q21. The quarterly improvement is explained by a lower increase in the numerator (expenses) than the denominator (income considering monetary position results), especially due to a significant improvement in interest income.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Other Operating Expenses	18,378	15,424	14,270	19.2%	28.8%
Turnover tax	12,053	10,805	8,457	11.6%	42.5%
Initial loss of loans below market rate	992	1,123	1,254	(11.7%)	(20.9%)
Contribution to the Deposit Guarantee Fund (SEDESA)	477	505	557	(5.5%)	(14.4%)
Interest on liabilities from financial lease	138	149	207	(7.4%)	(33.3%)
Other allowances	2,995	1,197	(515)	150.2%	n.m
Loss for sale or depreciation of investment property and other non financial assets	12	-	76	N/A	(84.2%)
Other operating expenses	1,711	1,645	4,234	4.0%	(59.6%)

In 4Q22, other operating expenses totaled $18.4 billion, increasing 19.2% or $3.0 billion QoQ, and 28.8% or $4.1 billion YoY.

The key factor explaining the quarterly growth is in the other allowances line item increasing 150.2%, mainly related to the increase in credit card purchase limits, and the provision of commercial lawsuits. This is followed by an increase in turnover tax, especially driven by higher income from LELIQ.

15

Income from Associates

This line reflects the results from non-consolidated associate companies. During 4Q22, profit for $119 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during 2022 recorded a loss of only $3.9 billion. As of 4Q22, income tax expense was $8.2 billion.

Regarding 2Q22, income tax expenses showed a positive result of $10.7 billion, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

Accumulated income tax during 2021 recorded a gain of $155 million. As of 4Q21, tax expenses were $4.6 billion. The first and second quarters of 2021 included the reversal of provisions connected to the repayment of income tax inflation adjustments for 2016, 2017 and 2018 fiscal years.

16

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
To the public sector	10	7	1	42.9%	n.m
To the financial sector	4,465	5,807	8,282	(23.1%)	(46.1%)
Non-financial private sector and residents abroad	733,512	683,100	756,656	7.4%	(3.1%)
Non-financial private sector and residents abroad - AR$	689,842	639,870	712,758	7.8%	(3.2%)
Overdrafts	62,944	56,132	43,878	12.1%	43.5%
Discounted instruments	117,126	87,319	100,073	34.1%	17.0%
Mortgage loans	38,510	39,479	44,625	(2.5%)	(13.7%)
Pledge loans	24,708	25,899	31,832	(4.6%)	(22.4%)
Consumer loans	71,324	72,098	79,769	(1.1%)	(10.6%)
Credit cards	268,769	257,699	301,129	4.3%	(10.7%)
Receivables from financial leases	6,459	6,088	5,623	6.1%	14.9%
Other loans	100,002	95,156	105,829	5.1%	(5.5%)
Non-financial private sector and residents abroad - Foreign Currency	43,670	43,230	43,898	1.0%	(0.5%)
Overdrafts	3	6	5	(50.0%)	(40.0%)
Discounted instruments	563	143	-	293.7%	N/A
Credit cards	5,768	9,028	4,966	(36.1%)	16.1%
Receivables from financial leases	(71)	(82)	50	13.4%	(242.0%)
Loans for the prefinancing and financing of exports	25,073	25,238	25,990	(0.7%)	(3.5%)
Other loans	12,334	8,897	12,887	38.6%	(4.3%)

% of total loans to Private sector in AR$	94.0%	93.7%	94.2%	37 bps	(15)bps
% of total loans to Private sector in Foreign Currency	6.0%	6.3%	5.8%	(0)bps	(0)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	56.7%	57.9%	74.6%	(115)bps	(1,793)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	2.2%	2.9%	5.9%	(65)bps	(370)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.7%	1.1%	3.5%	(38)bps	(279)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.2%	0.3%	0.7%	(10)bps	(55)bps

Total loans and other financing	737,987	688,914	764,939	7.1%	(3.5%)
Allowances	(20,890)	(18,162)	(26,595)	(15.0%)	21.5%
Total net loans and other financing	717,097	670,752	738,344	6.9%	(2.9%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
FX rate*	177.13	147.32	102.75	20.2%	72.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	247	250	219	(1.5%)	12.4%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

17

Private sector loans as of 4Q22 totaled $733.5 billion, increasing 7.4% or $50.4 billion QoQ, and falling 3.1% or $23.1 billion YoY.

Loans to the private sector in pesos increased 7.8% in 4Q22, and fell 3.2% YoY. During the quarter, the increase was especially driven by a 34.1% growth in discounted instruments, a 4.3% increase in credit cards due to growth in activity, followed by a 12.1% increase in overdrafts and 5.1% in other loans. The latter are affected by greater floorplan activity, through which the automotive consolidated financial companies’ official dealership network gets its financing for vehicle stock, spare parts and other goods.

Loans to the private sector denominated in foreign currency lightly increased 1.0% QoQ and remained practically stable, falling 0.5% YoY. Quarterly increase is mainly explained by a 38.6% increment in other loans, and partially offset by a 36.1% fall in credit cards. Loans to the private sector in foreign currency measured in U.S. dollars fell 1.5% QoQ and increased 12.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 16.8% QoQ and 42.0% YoY2.

In 4Q22, total loans and other financing totaled $738.0 billion, growing 7.1% compared to 3Q22 and falling 3.5% compared to 4Q21.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	409,079	404,203	462,321	1.2%	(11.5%)
Mortgage loans	38,510	39,479	44,625	(2.5%)	(13.7%)
Pledge loans	24,708	25,899	31,832	(4.6%)	(22.4%)
Consumer loans	71,324	72,098	79,769	(1.1%)	(10.6%)
Credit cards	274,537	266,727	306,095	2.9%	(10.3%)
Non-financial private sector and residents abroad - Commercial	324,433	278,897	294,335	16.3%	10.2%
Overdrafts	62,947	56,138	43,883	12.1%	43.4%
Discounted instruments	117,689	87,462	100,073	34.6%	17.6%
Receivables from financial leases	6,388	6,006	5,673	6.4%	12.6%
Loans for the prefinancing and financing of exports	25,073	25,238	25,990	(0.7%)	(3.5%)
Other loans	112,336	104,053	118,716	8.0%	(5.4%)

% of total loans to Retail sector	55.8%	59.2%	61.1%	(340)bps	(533)bps
% of total loans to Commercial sector	44.2%	40.8%	38.9%	340 bps	533 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have increased 1.2% QoQ and fell 11.5% YoY in real terms. During the quarter, the slight growth is mainly explained by a 2.9% increase in credit cards.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 16.3% QoQ and 10.2% YoY, both in real terms. This is justified by quarterly increases in discounted instruments, overdrafts, and other loans by 34.6%, 12.1% and 8.0% respectively.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the fourth quarter of 2022, which reached 17.3%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 18.7%, 36.4% and 25.6% respectively during the quarter.

2 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

18

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	409,079	344,611	237,341	18.7%	72.4%
Non-financial private sector and residents abroad - Commercial	324,433	237,775	151,099	36.4%	114.7%
Total loans and other financing (1)	737,987	587,342	392,693	25.6%	87.9%
(1) Does not include allowances

As of 4Q22, the total loans and other financing over deposits ratio was 56.4%, above the 55.2% recorded in 3Q22 and the 55.4% in 4Q21.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Private sector loans - Bank	8.15%	7.56%	7.18%	58 bps	97 bps
Private sector loans - Consolidated*	9.10%	8.47%	8.05%	62 bps	104 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Government services	n.m.	n.m.	n.m.	n.m.	n.m.
Non-financial public sector	n.m.	n.m.	n.m.	n.m.	n.m.
Financial Sector	0.61%	0.84%	1.08%	(24)bps	(48)bps
Agricultural and Livestock	8.34%	5.09%	4.17%	325 bps	417 bps
Mining products	3.52%	3.23%	3.85%	28 bps	(33)bps
Other manufacturing	10.50%	11.64%	11.00%	(113)bps	(49)bps
Electricity, oil,water and sanitary services	0.42%	0.31%	0.04%	10 bps	37 bps
Wholesale and retail trade	6.97%	5.63%	7.24%	134 bps	(27)bps
Transport	1.61%	1.55%	1.04%	6 bps	57 bps
Services	3.35%	1.69%	0.76%	166 bps	259 bps
Others	8.88%	13.96%	13.19%	(508)bps	(431)bps
Construction	1.28%	0.75%	0.62%	53 bps	67 bps
Consumer	54.53%	55.30%	57.01%	(77)bps	(248)bps
Total gross loans and other financing	100%	100%	100%

19

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Commercial non-performing portfolio (1)	1,270	985	4,696	28.9%	(73.0%)
Total commercial portfolio	258,269	240,983	222,276	7.2%	16.2%
Commercial non-performing portfolio / Total commercial portfolio	0.49%	0.41%	2.11%	8 bps	(162)bps
Retail non-performing portfolio (1)	7,354	6,682	9,925	10.1%	(25.9%)
Total retail portfolio	503,956	476,889	559,039	5.7%	(9.9%)
Retail non-performing portfolio / Total retail portfolio	1.46%	1.40%	1.78%	6 pbs	(32)pbs
Total non-performing portfolio (1)	8,624	7,667	14,621	12.5%	(41.0%)
Total portfolio	762,225	717,872	781,315	6.2%	(2.4%)
Total non-performing portfolio / Total portfolio	1.13%	1.07%	1.87%	6 bps	(74)bps
Allowances	20,890	18,162	26,595	15.0%	(21.5%)
Allowances /Total non-performing portfolio	242.23%	236.89%	181.90%	535 bps	6,034 bps
Quarterly change in Write-offs	1,795	1,986	4,934	(9.6%)	(63.6%)
Write offs / Total portfolio	0.24%	0.28%	0.63%	(4)bps	(40)bps
Cost of Risk (CoR)	4.09%	2.65%	1.94%	143 bps	215 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 4Q22, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.13%, compared to the 1.07% recorded in 3Q22. The mild increase is mainly explained by an increase in the retail non-performing portfolio.

During 4Q22, IFRS 9 impairment loss model parameters were updated, resulting in higher loan loss allowances in the quarter.

This had an impact on the coverage ratio (allowances / total non-performing portfolio), which was 242.23%, above the 236.89% recorded in 3Q22; and on the cost of risk (loan loss allowances / average total loans), which reached 4.09% on 4Q22, above 3Q22’s 2.65%.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2021	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2022
Other financial assets	561	125	-	113	(337)	462
Loans and other financing	26,595	3,095	2,944	1,275	(13,020)	20,889
Other debt securities	29	23	-	-	(20)	32
Eventual commitments	1,663	1,373	638	34	(1,013)	2,695
Total allowances	28,848	4,616	3,582	1,422	(14,390)	24,078

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q22 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

20

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Treasury and Government securities	197,964	184,713	159,630	7.2%	24.0%
Treasury and National Government	197,964	184,713	159,630	7.2%	24.0%
National Treasury Public Debt in AR$	194,175	177,526	156,477	9.4%	24.1%
National Treasury Public Debt in USD	3,520	955	-	268.6%	N/A
National Treasury Public Debt in AR$ linked to US dollars	268	6,232	3,152	(95.7%)	(91.5%)
Loans to the Public Sector	1	3	1	(66.7%)	-
AR$ Subtotal	194,176	177,529	156,478	9.4%	24.1%
USD Subtotal**	3,788	7,187	3,152	(47.3%)	20.2%
Total Public Debt Exposure	197,965	184,716	159,631	7.2%	24.0%
B.C.R.A. Exposure	538,150	579,165	477,714	(7.1%)	12.7%

Instruments	485,576	467,397	209,779	3.9%	131.5%
Leliqs	483,450	436,968	209,779	10.6%	130.5%
Notaliqs	-	29,392	-	(100.0%)	N/A
Lediv	2,126	1,037	-	105.0%	N/A
Loans to the B.C.R.A.	9	4	-	125.0%	N/A
Repo / Pases	52,565	111,765	267,935	(53.0%)	(80.4%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	10.1%	9.8%	8.0%	27 pbs	215 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$

4Q22 total public sector exposure (excluding BCRA) totaled $198.0 billion, growing 7.2% or $13.2 billion QoQ, and 24.0% or $38.3 billion YoY. The quarterly increase is explained by a greater position in National Treasury bills in pesos, as well as National Treasury bonds, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027 among them, used for reserve requirement integration.

Short-term liquidity is mostly allocated in BCRA instruments, which increased 3.9% QoQ and increased 131.5% YoY in real terms. Nonetheless, total exposure to the BCRA fell 7.1% in 4Q22, mainly due to a lower REPO position (at quarter-end).

Exposure to the public sector (excluding BCRA) represents 10.1% of total assets, above the 9.8% in 3Q22 and the 8.0% in 4Q21.

21

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Total deposits	1,313,820	1,247,635	1,379,790	5.3%	(4.8%)
Non-financial Public Sector	9,680	10,876	25,858	(11.0%)	(62.6%)
Financial Sector	340	744	423	(54.3%)	(19.6%)
Non-financial private sector and residents abroad	1,303,800	1,236,015	1,353,509	5.5%	(3.7%)
Non-financial private sector and residents abroad - AR$	1,024,311	994,995	1,036,027	2.9%	(1.1%)
Checking accounts	253,397	260,869	331,913	(2.9%)	(23.7%)
Savings accounts	246,717	213,312	272,361	15.7%	(9.4%)
Time deposits	390,380	360,061	306,066	8.4%	27.5%
Investment accounts	125,945	153,312	116,624	(17.9%)	8.0%
Other	7,872	7,441	9,063	5.8%	(13.1%)
Non-financial private sector and res. abroad - Foreign Currency	279,489	241,020	317,482	16.0%	(12.0%)
Checking accounts	68	56	46	21.4%	47.8%
Savings accounts	252,320	214,016	283,173	17.9%	(10.9%)
Time deposits	24,393	24,314	30,673	0.3%	(20.5%)
Other	2,708	2,634	3,590	2.8%	(24.6%)

% of total portfolio in the private sector in AR$	78.6%	80.5%	76.5%	(194)bps	202 bps
% of total portfolio in the private sector in Foregin Currency	21.4%	19.5%	23.5%	194 bps	(202)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	3.9%	6.0%	3.9%	(202)bps	3 bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
FX rate*	177.1	147.3	102.8	20.2%	72.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,578	1,395	1,586	13.1%	(0.5%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 4Q22, total deposits reached $1.3 trillion, increasing 5.3% or $66.2 billion QoQ, and decreasing 4.8% or $66.0 billion YoY.

Private non-financial sector deposits in 4Q22 totaled $1.3 trillion, growing 5.5% QoQ, and falling 3.7% YoY.

Private non-financial sector deposits in pesos totaled $1.0 trillion, increasing 2.9% compared to 3Q22, and falling 1.1% compared to 4Q21. The quarterly change is mainly affected by a 15.7% increase in sight deposits, followed by time deposits by 8.4%. This was partially offset by a decrease in investment accounts by 17.9%.

Private non-financial sector deposits in foreign currency expressed in pesos grew 16.0% QoQ and fell 12.0% YoY. Measured in U.S. dollars, these deposits increased 13.1% QoQ mainly due to a seasonal effect, and fell 0.5% YoY.

22

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Non-financial private sector and residents abroad	1,303,800	1,236,015	1,353,509	5.5%	(3.7%)
Sight deposits	763,082	698,328	900,146	9.3%	(15.2%)
Checking accounts	253,465	260,925	331,959	(2.9%)	(23.6%)
Savings accounts	499,037	427,328	555,534	16.8%	(10.2%)
Other	10,580	10,075	12,653	5.0%	(16.4%)
Time deposits	540,718	537,687	453,363	0.6%	19.3%
Time deposits	414,773	384,375	336,739	7.9%	23.2%
Investment accounts	125,945	153,312	116,624	(17.9%)	8.0%

% of sight deposits over total private deposits	58.8%	56.9%	67.1%	194 bps	(830)bps
% of time deposits over total private deposits	41.2%	43.1%	32.9%	(194)bps	830 bps

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 28.2%, 18.0% and 23.5% respectively, above quarterly inflation.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Sight deposits	763,082	595,369	462,105	28.2%	65.1%
Time deposits	540,718	458,412	232,741	18.0%	132.3%
Total deposits	1,313,820	1,063,689	708,336	23.5%	85.5%

As of 4Q22, the Bank’s transactional deposits (checking accounts and savings accounts) represented 57.3% of total non-financial private deposits, totaling $752.5 billion, versus 55.2% in 3Q22.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Private sector Deposits - Consolidated*	6.64%	6.68%	6.95%	(4)pbs	(31)pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

23

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Other sources of funds	380,545	366,275	334,395	3.9%	13.8%
Central Bank	88	69	89	27.5%	(1.1%)
Banks and international organizations	560	143	-	291.6%	N/A
Financing received from local financial institutions	19,225	17,149	22,815	12.1%	(15.7%)
Corporate bonds	191	369	980	(48.2%)	(80.5%)
Equity	360,481	348,545	310,511	3.4%	16.1%

In 4Q22, other sources of funds totaled $380.5 billion, growing 3.9% or $14.2 billion QoQ, and 13.8% or $46.2 billion YoY.

Quarterly increase is mostly explained by the 3.4% increase in equity, followed by a 12.1% increase in financing received from local financial institutions taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Total liquid assets	1,015,758	979,042	1,053,678	3.8%	(3.6%)
Cash and deposits in banks	296,292	238,420	425,321	24.3%	(30.3%)
Debt securities at fair value through profit or loss	25,520	24,102	2,721	5.9%	n.m
Government securities	10,905	7,119	2,721	53.2%	300.8%
Liquidity bills of B. C. R. A.	14,615	16,983	-	(13.9%)	N/A
Net REPO transactions	52,565	111,765	267,935	(53.0%)	(80.4%)
Other debt securities	641,381	604,755	357,701	6.1%	79.3%
Government securities	170,359	154,152	147,922	10.5%	15.2%
Liquidity bills of B. C. R. A.	468,896	449,566	209,779	4.3%	123.5%
Internal bills of B.C.R.A.	2,126	1,037	-	105.0%	N/A

Liquid assets / Total Deposits	77.3%	78.5%	76.4%	(116)bps	95 bps

In 4Q22, liquid assets were $1.0 trillion, growing 3.8% or $36.7 billion compared to 3Q22, and falling 3.6% or $37.9 billion compared to 4Q21, mainly due to an increase in cash and deposits in banks and Other debt securities, the latter mainly comprised by LELIQ.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 77.3%. Liquidity ratio in local and foreign currency reached 74.1% and 88.9% respectively.

24

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Minimum capital requirement	100,158	95,859	111,574	4.5%	(10.2%)
Credit risk	70,376	68,299	81,640	3.0%	(13.8%)
Market risk	1,481	964	442	53.6%	234.9%
Operational risk	28,301	26,596	29,492	6.4%	(4.0%)

Integrated Capital - RPC (1)*	319,632	307,992	283,993	3.8%	12.5%
Ordinary Capital Level 1 ( COn1)	362,210	350,091	313,410	3.5%	15.6%
Deductible items COn1	(47,679)	(44,509)	(36,623)	(7.1%)	(30.2%)
Additional Capital Level 2 (COn2)	5,101	2,410	7,205	111.6%	(29.2%)

Excess Capital
Integration excess	219,474	212,133	172,419	3.5%	27.3%
Excess as % of minimum capital requirement	219.1%	221.3%	154.5%	(217)bps	6,459 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	1,226,351	1,173,373	1,364,944	4.5%	(10.2%)

Regulatory Capital Ratio (1)/(2)	26.1%	26.2%	20.8%	(18)pbs	526 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.6%	26.0%	20.3%	(40)pbs	537 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 4Q22. Capital ratio reached 26.1%, practically stable versus 3Q22’s 26.2%. Tier 1 ratio was 25.6% and capital excess over regulatory requirement was $219.5 billion or 219.1%.

25

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
FBA Renta Pesos	407,850	361,348	342,398	12.9%	19.1%
FBA Renta Fija Plus	10,875	16,521	32,454	(34.2%)	(66.5%)
FBA Ahorro Pesos	6,854	7,737	5,931	(11.4%)	15.6%
FBA Horizonte	386	430	719	(10.2%)	(46.3%)
FBA Calificado	2,195	1,755	1,771	25.1%	23.9%
FBA Acciones Argentinas	2,198	1,410	1,399	55.9%	57.1%
FBA Acciones Latinoamericanas	1,041	918	1,027	13.4%	1.4%
FBA Bonos Argentina	1,454	1,554	1,535	(6.4%)	(5.3%)
FBA Bonos Globales	28	32	232	(12.5%)	(87.9%)
FBA Renta Mixta	705	752	569	(6.3%)	23.9%
FBA Gestión I	43	47	68	(8.5%)	(36.8%)
FBA Horizonte Plus	12	14	39	(14.3%)	(69.2%)
FBA Retorno Total I	19	22	39	(13.6%)	(51.3%)
FBA Renta Publica I	238	186	53	28.0%	349.1%
FBA Renta Fija Local	3	2	4	50.0%	(25.0%)
Total assets	433,901	392,728	388,238	10.5%	11.8%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Mutual funds	6.23%	5.76%	5.53%	47 bps	23 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

26

Other Events

Main Relevant Events

•	As of December 20, 2022, the Board of Directors decided to make modifications within the Front Line Management. In this regard, as from December 31, 2022, Mr. Carlos Elizalde ceases to be Director of Corporate & Investment Banking, and Mrs. María Verónica Incera is hereby appointed to perform his duties as from January 1, 2023.

Digital Transformation

Digitalization continued to accelerate during 4Q22. Active retail digital clients total more than 2.3 million with a 61.8% penetration over total active clients (3.73 million), versus a penetration of 61.5% in 4Q21. Active retail mobile clients reach 2.0 million, representing a 55.4% penetration in 4Q22, versus a penetration of 53.2% in 4Q21. Digital and mobile transactions[4] increased 28.4% in 4Q22 YoY.

On 4Q22, retail digital sales measured in units reached 83.9% of total sales (vs. 80.0% in 4Q21) and represent 56.9% of the Banks total sales measured in monetary value (vs. 53.2% in 4Q21).

In 4Q22, new client acquisition through digital channels over traditional ones was 72%, while it was 66% on 4Q21.

SMEs Productive investment financing credit lines – December 2022

As of December 31, 2022, total loans granted by the Ban complied with what was requested by the BCRA. The following table shows the evolution of disbursements:

Quota	Calculation term	Minimum amount to be allocated	Simple average of daily balances	Disbursed amount
2020 Quota	Del 16.10.2020 al 31.03.2021 - “B” 12161	19,730,132	25,291,147	39,279,053
2021 Quota	Del 01.04.2021 al 30.09.2021 - “B” 12164	24,449,302	30,093,764	41,734,860
2021/2022 Quota	Del 01.10.2021 al 31.03.2022 - “B” 12238	32,447,048	43,434,402	62,449,414
2022 Quota	Del 01.04.2022 al 30.09.2022 - “B” 12326	42,867,291	63,022,460	98,200,990
2020 Quota	Del 01.10.2022 al 31.03.2023 – “B” 12413 – “A” 7612	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

3 Calculation parameters were modified as of 1Q22 and comparable periods.

4 Includes online and mobile banking, Net Cash online & mobile.

27

Main Regulatory Changes

Dividend distribution suspension. Branch closure. (Communication “A” 7659, 12/15/2022). The BCRA decided: (i) To suspend the distribution of results on behalf of financial institutions as of January 1, 2023 and until December 31, 2023, (ii) to establish that financial institutions must have prior BCRA authorization until December 31, 2023 to proceed on branch closures and/or relocation of branches in detailed cases, (iii) allows Group B and C financial institutions to have the option to postpone until January 2024, the application of item 5.5 of IFRS 9 impairment regulation.

Reserve requirement. (Communication “A” 7661, 12/22/2022). The BCRA extends: (i) as of January 1, 2023, and until June 30, 2023, regulations on Reserve Requirement (related to deductions of peso requirements) for cash withdrawals on ATMs in cities comprised in categories II to VI, (ii) until December 31, 2027, the limit on endorsement of checks and bills of exchange in the “checking account regulation” and “sight accounts opened in Cooperative Credit Financial Institutions” regulations, (iii) as of January 1, 2023, $6 million is the new amount to be integrated as collateral of deposits.

REPO rates. (Press release, 01/18/2023). The BCRA informs that as of January 18, 2023, it decided to increase the REPO rate by 200 bps. The 1-day REPO rate will be 72% and the 1-day reverse REPO rate will be 97%.

REPO rates for Mutual Funds. (Communication “B” 12465, 01/23/2023). The BCRA informs that, pursuant to Communication “A” 7579 – REPO rates for Mutual Funds – it has decided to fix the rate at 95% of the current 1-day REPO rate with financial institutions.

REPO rates for Mutual Funds. (Communication “B” 12467, 01/26/2023). The BCRA has decided to fix the REPO rate for mutual funds at 85% of the current 1-day REPO rate with financial institutions.

Securities-guaranteed transactions. (Communication “A” 7683, 01/26/2023). The BCRA authorizes financial institutions to get funding through securities-guaranteed transactions in pesos in exchanges authorized by the CNV. These are excluded from obligations comprised in the determination of reserve requirements.

Debtor classification. (Communication “A” 7687, 02/02/2023). Until December 31, 2023, the BCRA implements the provisions related to the Agricultural Emergency Law – which extends late-payment periods in 45 days for stages 1, 2 and 3. It also states that this will not imply an improvement of the assigned classification before the declaration of emergency, not its application further than the stated period. This provision is applied to information provided on the Debtor base (Central de deudores).

28

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

29

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

30

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Assets
Cash and deposits in banks	296,292	238,420	425,321	24.3%	(30.3%)
Cash	117,456	111,575	144,641	5.3%	(18.8%)
Financial institutions and correspondents	178,836	126,845	280,680	41.0%	(36.3%)
BCRA	161,414	113,014	276,575	42.8%	(41.6%)
Other local and foreign financial institutions	17,422	13,831	4,105	26.0%	324.4%
Debt securities at fair value through profit or loss	25,520	24,102	2,721	5.9%	n.m
Derivatives	2,268	2,389	5,486	(5.1%)	(58.7%)
Repo transactions	52,565	111,765	267,935	(53.0%)	(80.4%)
Other financial assets	32,743	29,621	28,588	10.5%	14.5%
Loans and other financing	717,097	670,752	738,344	6.9%	(2.9%)
Non-financial public sector	1	3	1	(66.7%)	-
B.C.R.A	9	4	-	125.0%	N/A
Other financial institutions	4,232	5,479	8,201	(22.8%)	(48.4%)
Non-financial private sector and residents abroad	712,855	665,266	730,142	7.2%	(2.4%)
Other debt securities	645,104	608,931	360,349	5.9%	79.0%
Financial assets pledged as collateral	46,195	54,511	39,506	(15.3%)	16.9%
Current income tax assets	39	204	4,391	(80.9%)	(99.1%)
Investments in equity instruments	938	903	4,319	3.9%	(78.3%)
Investments in subsidiaries and associates	3,467	3,618	3,996	(4.2%)	(13.2%)
Property and equipment	96,104	95,020	99,191	1.1%	(3.1%)
Intangible assets	9,618	8,776	7,160	9.6%	34.3%
Deferred income tax assets	1,520	1,459	1,707	4.2%	(11.0%)
Other non-financial assets	29,142	27,603	17,145	5.6%	70.0%
Non-current assets held for sale	225	237	588	(5.1%)	(61.7%)
Total Assets	1,958,837	1,878,311	2,006,747	4.3%	(2.4%)
Liabilities
Deposits	1,313,820	1,247,635	1,379,790	5.3%	(4.8%)
Non-financial public sector	9,680	10,876	25,858	(11.0%)	(62.6%)
Financial sector	340	744	423	(54.3%)	(19.6%)
Non-financial private sector and residents abroad	1,303,800	1,236,015	1,353,509	5.5%	(3.7%)
Derivatives	335	650	612	(48.5%)	(45.3%)
Other financial liabilities	118,433	126,247	119,978	(6.2%)	(1.3%)
Financing received from the B.C.R.A. and other financial institutions	19,873	17,360	22,904	14.5%	(13.2%)
Corporate bonds issued	191	369	980	(48.2%)	(80.5%)
Current income tax liabilities	7,248	556	690	n.m	n.m
Provisions	8,669	8,272	10,934	4.8%	(20.7%)
Deferred income tax liabilities	6,692	8,471	15,991	(21.0%)	(58.2%)
Other non-financial liabilities	117,692	114,565	138,111	2.7%	(14.8%)
Total Liabilities	1,592,953	1,524,125	1,689,990	4.5%	(5.7%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	77,583	77,583	77,583	-	-
Capital adjustments	55,996	55,996	55,996	-	-
Reserves	174,962	174,962	136,645	-	28.0%
Retained earnings	11	11	(2,947)	-	100.4%
Other accumulated comprehensive income	(7,499)	(2,098)	1,357	(257.4%)	n.m
Income for the period	58,815	41,478	41,264	41.8%	42.5%
Equity attributable to owners of the Parent	360,481	348,545	310,511	3.4%	16.1%
Equity attributable to non-controlling interests	5,403	5,641	6,246	(4.2%)	(13.5%)
Total Equity	365,884	354,186	316,757	3.3%	15.5%
Total Liabilities and Equity	1,958,837	1,878,311	2,006,747	4.3%	(2.4%)

31

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q22	3Q22	2Q22	1Q22	4Q21
Assets
Cash and deposits in banks	296,292	238,420	265,220	333,917	425,321
Cash	117,456	111,575	108,992	125,252	144,641
Financial institutions and correspondents	178,836	126,845	156,228	208,665	280,680
B.C.R.A	161,414	113,014	138,661	194,550	276,575
Other local and foreign financial institutions	17,422	13,831	17,567	14,115	4,105
Debt securities at fair value through profit or loss	25,520	24,102	28,805	17,423	2,721
Derivatives	2,268	2,389	617	1,671	5,486
Repo transactions	52,565	111,765	165,707	113,146	267,935
Other financial assets	32,743	29,621	29,781	36,453	28,588
Loans and other financing	717,097	670,752	732,156	681,071	738,344
Non-financial public sector	1	3	4	1	1
B.C.R.A	9	4	4	5	-
Other financial institutions	4,232	5,479	7,460	7,662	8,201
Non-financial private sector and residents abroad	712,855	665,266	724,688	673,403	730,142
Other debt securities	645,104	608,931	612,007	603,546	360,349
Financial assets pledged as collateral	46,195	54,511	36,521	38,778	39,506
Current income tax assets	39	204	1,131	3,879	4,391
Investments in equity instruments	938	903	750	861	4,319
Investments in subsidiaries and associates	3,467	3,618	3,740	3,774	3,996
Property and equipment	96,104	95,020	98,318	97,823	99,191
Intangible assets	9,618	8,776	8,398	7,700	7,160
Deferred income tax assets	1,520	1,459	1,488	1,687	1,707
Other non-financial assets	29,142	27,603	25,369	19,684	17,145
Non-current assets held for sale	225	237	588	588	588
Total Assets	1,958,837	1,878,311	2,010,596	1,962,001	2,006,747
Liabilities
Deposits	1,313,820	1,247,635	1,393,650	1,338,086	1,379,790
Non-financial public sector	9,680	10,876	20,807	29,219	25,858
Financial sector	340	744	414	491	423
Non-financial private sector and residents abroad	1,303,800	1,236,015	1,372,429	1,308,376	1,353,509
Derivatives	335	650	210	549	612
Other financial liabilities	118,433	126,247	113,008	115,944	119,978
Financing received from the B.C.R.A. and other financial institutions	19,873	17,360	29,410	21,326	22,904
Corporate bonds issued	191	369	565	754	980
Current income tax liabilities	7,248	556	350	919	690
Provisions	8,669	8,272	9,831	9,758	10,934
Deferred income tax liabilities	6,692	8,471	6	19,421	15,991
Other non-financial liabilities	117,692	114,565	128,843	129,413	138,111
Total Liabilities	1,592,953	1,524,125	1,675,873	1,636,170	1,689,990
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	77,583	77,583	77,583	77,583	77,583
Capital adjustments	55,996	55,996	55,996	55,996	55,996
Reserves	174,962	174,962	174,963	136,646	136,645
Retained earnings	11	11	10	38,360	(2,947)
Other accumulated comprehensive income	(7,499)	(2,098)	(10,227)	3,579	1,357
Income for the period	58,815	41,478	29,938	7,026	41,264
Equity attributable to owners of the Parent	360,481	348,545	328,876	319,803	310,511
Equity attributable to non-controlling interests	5,403	5,641	5,847	6,028	6,246
Total Equity	365,884	354,186	334,723	325,831	316,757
Total Liabilities and Equity	1,958,837	1,878,311	2,010,596	1,962,001	2,006,747

32

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Assets
Cash and deposits in banks	248,413	212,893	291,823	16.7%	(14.9%)
Debt securities at fair value through profit or loss	3,520	1,260	-	179.4%	N/A
Other financial assets	8,459	8,146	5,626	3.8%	50.4%
Loans and other financing	38,534	38,156	37,077	1.0%	3.9%
Non-financial public sector	-	1	-	(100.0%)	N/A
Other financial institutions	1	1	327	-	(99.7%)
Non-financial private sector and residents abroad	38,533	38,153	36,750	1.0%	4.9%
Other debt securities	5,466	9,719	4,186	(43.8%)	30.6%
Financial assets pledged as collateral	10,771	10,948	10,955	(1.6%)	(1.7%)
Investments in equity instruments	60	48	70	25.0%	(14.3%)
Total foreign currency assets	315,223	281,170	349,737	12.1%	(9.9%)
Liabilities
Deposits	286,006	247,135	323,807	15.7%	(11.7%)
Non-Financial Public Sector	6,429	6,046	6,257	6.3%	2.7%
Financial Sector	86	68	68	26.5%	26.5%
Non-financial private sector and residents abroad	279,491	241,020	317,482	16.0%	(12.0%)
Other financial liabilities	21,896	20,537	20,015	6.6%	9.4%
Financing received from the B.C.R.A. and other financial institutions	1,110	765	991	45.1%	12.0%
Other non financial liabilities	11,787	9,637	8,421	22.3%	40.0%
Total foreign currency liabilities	320,799	278,074	353,234	15.4%	(9.2%)
	0	0	0
Foreign Currency Net Position - AR$	(5,576)	3,096	(3,497)	(280.1%)	(59.5%)

Foreign Currency Net Position - USD	(31)	21	(34)	(249.8%)	7.5%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

33

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q22	3Q22	4Q21	QoQ	YoY
Interest income	201,717	169,270	108,898	19.2%	85.2%
Interest expense	(95,645)	(79,441)	(43,481)	(20.4%)	(120.0%)
Net interest income	106,072	89,829	65,417	18.1%	62.1%
Fee income	19,777	19,370	22,537	2.1%	(12.2%)
Fee expenses	(9,610)	(8,674)	(11,186)	(10.8%)	14.1%
Net fee income	10,167	10,696	11,351	(4.9%)	(10.4%)
Net income from financial instruments at fair value through P&L	4,998	4,401	(439)	13.6%	n.m
Net loss from write-down of assets at amortized cost and fair value through OCI	(584)	119	(34)	n.m	n.m
Foreign exchange and gold gains	368	2,609	3,174	(85.9%)	(88.4%)
Other operating income	5,476	5,278	4,086	3.8%	34.0%
Loan loss allowances	(7,348)	(4,811)	(865)	(52.7%)	n.m
Net operating income	119,149	108,121	82,690	10.2%	44.1%
Personnel benefits	(18,328)	(16,256)	(15,027)	(12.7%)	(22.0%)
Administrative expenses	(17,405)	(17,228)	(16,612)	(1.0%)	(4.8%)
Depreciation and amortization	(3,350)	(2,416)	(2,736)	(38.7%)	(22.4%)
Other operating expenses	(18,378)	(15,424)	(14,270)	(19.2%)	(28.8%)
Operating expenses	(57,461)	(51,324)	(48,645)	(12.0%)	(18.1%)
Operating income	61,688	56,797	34,045	8.6%	81.2%
Income from associates and joint ventures	119	(450)	(224)	126.4%	153.1%
Income from net monetary position	(36,539)	(41,501)	(19,922)	12.0%	(83.4%)
Income before income tax	25,268	14,846	13,899	70.2%	81.8%
Income tax	(8,168)	(3,514)	(4,611)	(132.4%)	(77.1%)
Income for the period	17,100	11,332	9,288	50.9%	84.1%
Owners of the parent	17,337	11,540	9,239	50.2%	87.7%
Non-controlling interests	(237)	(208)	49	(13.9%)	n.m

Other comprehensive Income (1)	(5,402)	8,129	2,024	(166.5%)	(366.9%)
Total comprehensive income	11,698	19,461	11,312	(39.9%)	3.4%
(1) Net of Income Tax.

34

Income Statement – Twelve month accumulated

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q22	3Q22	2Q22	1Q22	4Q21
Interest income	201,717	169,270	142,531	115,832	108,898
Interest expense	(95,645)	(79,441)	(64,827)	(49,997)	(43,481)
Net interest income	106,072	89,829	77,704	65,835	65,417
Fee income	19,777	19,370	20,593	21,740	22,537
Fee expenses	(9,610)	(8,674)	(5,847)	(10,606)	(11,186)
Net fee income	10,167	10,696	14,746	11,134	11,351
Net income from financial instruments at fair value through P&L	4,998	4,401	1,921	6,857	(439)
Net loss from write-down of assets at amortized cost and fair value through OCI	(584)	119	811	(57)	(34)
Foreign exchange and gold gains	368	2,609	2,228	2,872	3,174
Other operating income	5,476	5,278	4,744	5,664	4,086
Loan loss allowances	(7,348)	(4,811)	(3,513)	(3,808)	(865)
Net operating income	119,149	108,121	98,641	88,497	82,690
Personnel benefits	(18,328)	(16,256)	(18,180)	(15,213)	(15,027)
Administrative expenses	(17,405)	(17,228)	(17,541)	(15,968)	(16,612)
Depreciation and amortization	(3,350)	(2,416)	(2,464)	(2,743)	(2,736)
Other operating expenses	(18,378)	(15,424)	(14,670)	(13,014)	(14,270)
Operating expenses	(57,461)	(51,324)	(52,855)	(46,938)	(48,645)
Operating income	61,688	56,797	45,786	41,559	34,045
Income from associates and joint ventures	119	(450)	313	(448)	(224)
Income from net monetary position	(36,539)	(41,501)	(34,035)	(31,432)	(19,922)
Income before income tax	25,268	14,846	12,064	9,679	13,899
Income tax	(8,168)	(3,514)	10,667	(2,908)	(4,611)
Income for the period	17,100	11,332	22,731	6,771	9,288
Owners of the parent	17,337	11,540	22,912	7,026	9,239
Non-controlling interests	(237)	(208)	(181)	(255)	49

Other comprehensive Income (OCI)(1)	(5,402)	8,129	(13,806)	2,223	2,024
Total comprehensive income	11,698	19,461	8,925	8,994	11,312
(1) Net of Income Tax.

35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Profitability
Efficiency Ratio	53.0%	64.8%	67.3%	(1,181)bps	(1,428)bps
ROA	3.6%	2.4%	1.8%	120 bps	180 bps
ROE	19.4%	13.5%	11.8%	590 bps	760 bps
Liquidity
Liquid assets / Total Deposits	77.3%	78.5%	76.4%	(116)bps	95 bps
Capital
Regulatory Capital Ratio	26.06%	26.25%	20.81%	(18)bps	526 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.65%	26.04%	20.28%	(39)bps	537 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.13%	1.07%	1.87%	6 bps	(74)bps
Allowances /Total non-performing portfolio	242.23%	236.89%	181.90%	535 bps	6,034 bps
Cost of Risk	4.09%	2.65%	1.94%	143 bps	215 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q22	3Q22	4Q21	QoQ	YoY
Profitability
Efficiency Ratio	63.9%	69.0%	69.1%	(505)bps	(512)bps
ROA	3.0%	2.9%	2.0%	10 bps	100 bps
ROE	17.5%	16.8%	13.5%	70 bps	400 bps
Liquidity
Liquid assets / Total Deposits	77.3%	78.5%	76.4%	(116)bps	95 bps
Capital
Regulatory Capital Ratio	26.1%	26.2%	20.8%	(18)bps	526 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.6%	26.0%	20.3%	(39)bps	537 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.13%	1.07%	1.87%	6 bps	(74)bps
Allowances /Total non-performing portfolio	242.23%	236.89%	181.90%	535 bps	6,034 bps
Cost of Risk	2.73%	2.25%	2.03%	48 bps	70 bps

36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 6, 2023	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer